

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Wilson Cheung
Chief Executive Officer
China Multimedia, Inc.
Room 2213-14, 22nd Floor, Jardine House
1 Connaught Place, Central, Hong Kong

> **Re:** **China Multimedia, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed June 7, 2010**
> **File No. 000-52388**

Dear Mr. Cheung:

We have completed our review of your filing and response letter and have no further comments at this time on the specific issues raised.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor